December 24, 2019

Michael Karnjanaprakorn
Chief Executive Officer
Otis Collection LLC
335 Madison Ave, 3rd Floor
New York, NY 10017

       Re: Otis Collection LLC
           Offering Statement on Form 1-A
           Filed November 29, 2019
           File No. 024-11126

Dear Mr. Karnjanaprakorn:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed November 29, 2019

Cover page

1. Please revise to provide the amount of securities you will be offering. Also, revise to state that the securities you are offering are non-voting and disclose the nature of the control held by your manager. Refer to Item 1(d) of Form 1-A.
Risk Factors, page 7

2. We note that paragraph 15.08 (c) of your Limited Liability Company Agreement provides that each member waives the right to a jury trial. If this provision applies to Federal
      Securities law claims, please provide risk factor disclosure in your offering circular addressing this provision, including but not limited to the enforceability of the provision, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision can discourage claims or limit shareholders ability to bring a claim in a
 Michael Karnjanaprakorn
FirstName LastNameMichael Karnjanaprakorn
Otis Collection LLC
Comapany24, 2019 Collection LLC
December NameOtis
Page 2
December 24, 2019 Page 2
FirstName LastName
         judicial forum that they find favorable.
How to Subscribe, page 23

3. We note that you have filed the form of subscription agreement as exhibits 4.1, 4.2 and
         4.3. We note that in paragraph 5.1 of each of the Subscription Agreements you ask investors to represent that they have read the offering circular. Because this representation may suggest to the subscriber that he is foregoing his rights under the federal securities laws unless he has read the offering circular, please remove this clause.
The Underlying Assets, page 27

4. Here or in an appropriate place in your Offering Circular, please revise to elaborate upon how the assets your manager is acquiring and holding via this issuer differs from your affiliated issuer, with a view to understanding how investors should differentiate the issuers, if at all, and any risks or benefits of investing in the different offerings. We note, for example, your disclosure under "Securities Being Offered" that the underlying assets in this offering will be "works of art or other collectibles," which is the same description used in your affiliated issuer's offering. In this regard, considering you have the same
         Manager, please tell us why you have opted for this structure. Liquidity Plaform, page 44

5. We note that you are designing a platform to provide investors with a method to buy or sell their interest. With a view to understanding how and when such method of resale will be available to investors, please disclose the following:

              Explain whether you have retained a broker-dealer;
              Explain how the broker-dealer will determine when and for how long to open the auction process;
              Explain under what circumstances the Manager may sell its Interests, so that investors can appreciate why your Manager might liquidate its Interests;
              Elaborate upon how the price of such sales/purchases will be determined; and,
              Elaborate upon the restrictions upon sale or purchase under the Limited
              Liability Company Agreement.
6. We note that in connection with this offering, Otis Wealth, Inc. is the manager of Otis
         Collection and each series of the company. We further note that the manager owns and operates a mobile app-based investment platform for the offer and sale of interests through which each series will be sold. Please advise us whether the liquidity platform you are designing will utilize the mobile app and if so, please include a description in the discussion of your liquidity platform. Please also tell us why you do not believe that the creation of a resale market by your manager would not cause your manager to be considered a broker-dealer and give your analysis of the applicability of Exchange Act
         Rule 3b-16 or Regulation ATS to the activities contemplated by the proposed resale market.
 Michael Karnjanaprakorn
Otis Collection LLC
December 24, 2019
Page 3
Exhibits

7. Please revise Sections 15.08(b) and (c) of your Limited Liability Company Agreement to disclose whether these provisions apply to Federal Securities law claims. Alternatively, tell us how you will make future investors aware of the provision's applicability.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Angela Lumley at 202-551-3398 or Bill Thompson at 202-551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameMichael Karnjanaprakorn                    Sincerely,
Comapany NameOtis Collection LLC
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